SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 3, 2004

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing
the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Table of Documents Submitted

Item

1.	Revision of forecast of adjusted earnings and business performance indices for FY2004 of Millea Holdings, Inc.

FORWARD-LOOKING STATEMENTS

The information contained in this Form 6-K includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)
December 3, 2004	By:	/s/ Tetsuya Unno
General Manager of Corporate Legal
and Risk Management Department

[English translation]

November 29, 2004

Millea Holdings, Inc.

Revision of forecast of adjusted earnings and business performance indices for FY2004 of Millea Holdings, Inc.

Millea Holdings, Inc. (“Millea Holdings”, President and Director: Kunio Ishihara), has announced to revise its forecast of adjusted earnings and business performance indices for the fiscal year ending March 31, 2005 (“FY2004”), which was originally made public as part of our business plan in May 2004.

As for the adjusted earnings for FY2004, which do not take into account the effect of reversal of extraordinary catastrophe reserve and profit on sales of equity, we anticipate that they will be significantly lower than originally forecasted, due to numerous severe natural disasters such as typhoons (see Appendix 1).

However, we anticipate that net income under Japanese GAAP for the domestic property and casualty business for FY2004 will be approximately 80 billion yen as originally forecasted at the beginning of the fiscal year. This is due to the fact that the net income under Japanese GAAP, among other things, reflects the reversal of extraordinary catastrophe reserve which is effected when provisions for outstanding claims for the above mentioned natural disasters are actually paid (see Appendix 2). We do not believe that this will have a significant impact on our financial condition.

With regards to the domestic life insurance business, we have revised the forecast of adjusted earnings for FY2004 to reduce the amount in the original business plan, based on our projection that takes into consideration the results for the six months ended September 30, 2004.

We have successfully merged the property and casualty insurance subsidiaries in October, which was the critical task of the year for us. We aim to build a solid foundation for the domestic property and casualty insurance business where we believe the Group to have significant competitive strength. In addition, we intend to continue to our optimize the allocation of our management resources throughout the Group and to expand our businesses such as the domestic life insurance business and the overseas insurance business. We aim to achieve continuous growth of profits by implementing such measures.

(Yen in billions)

	Original	Revised
	business plan	forecast for	Targeted Group
	for FY2004	FY2004	portfolio in FY2005
Adjusted earnings by business segment

Domestic property and casualty insurance business	85	10	Approximately 70% of total earnings

Domestic life insurance business	27	24
Overseas insurance business (local corporations)	9	6.5	Approximately 30% of
Millea Asia	2	1	total earnings
Other businesses	1	1

Group total	122	41.5	Approximately 160 billion yen

Adjusted ROE	Approximately 4%	Approximately 1.3%	Approximately 6%

*	In order to capture the corporate value of the Group and to aim for the enhancement thereof, our management uses “adjusted earnings” to determine adjusted income and adjusted ROE (see Appendix 3 for details).

*	Targeted Group portfolio in FY2005 was announced in November 2003 as a medium- to long-term corporate strategy of Millea Holdings. ROE is calculated excluding the effect of change in the unrealized gain on equity.

*	See Appendix 1 for business performance indices for each major business segment.

For further information, please contact:

Mitsuru Muraki
Group Leader
Corporate Communications and Investor Relations Group
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

Appendix 1

Business performance indices for major business segments

1. Domestic property and casualty business

Indices are calculated based on the business results for the six months ended September 30, 2004 and taking into account the medium-term business plan of Tokio Marine & Nichido called “Nextage 2005”.

(Yen in billions)
	Original plan for	Revised forecast	FY2005
	FY2004	for FY2004	(target)
Net premiums written	1,905.0	1,905.2	2,000
	<1,749.2>	<1,752.2>	<1,840>
Expense ratio	31.5%	31.4%	30.2%
	<34.3%>	<34.2%>	<32.8%>
Adjusted earnings	Approximately 85	Approximately 10	Approximately 110

*	Figures in < > exclude the impact of revisions to the Compulsory Automobile Liability Insurance regulations.

2. Domestic life insurance business

Indices are calculated taking into account the business results for the six months ended September 30, 2004 of the life insurance subsidiaries. As we anticipate a growth in the variable insurance business, we have included the business results of Tokio Marine & Nichido Financial Life as well as that of Tokio Marine & Nichido Life Insurance.

	(Yen in billions)
	Original plan for	Revised forecast	FY2005
	FY2004	for FY2004	(target)
Annualized premiums for new policies	60.3	67.4	75.1
Tokio Marine & Nichido Life	60.3	58.6	62.5
Tokio Marine & Nichido Financial Life	—	8.8	12.6
Adjusted earnings	Approximately 27	Approximately 24	—

*	In our previous releases, “annualized premiums for new policies” represented the annualized first payments of premiums for new policies of personal insurance and personal annuity insurance (i.e., twelve times the monthly premium, double the half-yearly premium, equal to the annual premium, and one tenth (1/10) of the premium paid at one time.) We have now changed our calculation method whereby we divide the total amount of insurance premiums paid by the duration of insurance policies to show the amount of premiums per year. With regards to whole-life insurance policies, the total amount of insurance premiums paid is calculated for a term up to the age of 80 of the insured and in any case for a minimum of ten years if the current age of the insured is higher than 70.

3. Insurance operations in Asia (overseas insurance business)

We continue to position Asia as a main market in the overseas insurance business with high growth and profitability potential. Indices are calculated taking into account business plans of the 17 existing operations of Millea Asia Pte. Ltd. as well as business developments in Asia that are expected in the future.

(Yen in billions)
	Original plan for	Revised forecast	FY2005
	FY2004	for FY2004	(target)
Net premiums written	41.0	32.7	50.0
Adjusted earnings	Approximately 2	Approximately 1

*	Net premiums written are calculated taking into account the ratio of respective equity interest of Millea Holdings in each local subsidiary.

Appendix 2

Calculation of adjusted earnings of the domestic property and casualty business

The following adjustments are made to the forecast of net income under Japanese GAAP to calculate the forecast of adjusted earnings of the domestic property and casualty business for FY2004:

Forecast of net income under Japanese GAAP of the domestic property and casualty business for FY2004	Approx. 80 billion yen
<Major adjustments>
Reversal of extraordinary catastrophe reserve	(Approx. 44 billion yen)
Gains (losses) on equities and properties	(Approx. 93 billion yen)
Others	Approx. 28 billion yen

Total adjustments before taxes	(Approx. 109 billion yen)

Total adjustments net of taxes	(Approx. 70 billion yen)

Forecast of adjusted earnings of the domestic property and casualty business for FY2004	Approx. 10 billion yen